# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Telefonica, S.A., CIK 0000814052
CUSIP: 879382109
Title of class of securities: Ordinary Shares, nominal value 1.00 euro per share
Address of issuer's principal executive offices: Gran Via 28, Madrid, Spain (U3), 28013
Date of event which requires filing of this statement: 02/26/2025
Amends the filing with accession number 0001104659-25-005688
Filed by CIK 0002052174
Persons authorized to receive notices and communications: Abulrahman Aloraini, STC, King Abdulaziz Telecom Complex, Al Mursalat, Riyadh, Saudi Arabia (T0), 11652, 966(0)114527000; Jeffrey Cohen, Linklaters LLP, 1290 Ave of the Americas, New York, New York (NY), 10104, 212-903-9014

## Reporting persons
- Green Bridge Investment Company SCS (CIK 0002052174): type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); source of funds: working capital (WC); sole voting power 565,280,526; shared voting power 0; sole dispositive power 565,280,526; shared dispositive power 0; aggregate amount beneficially owned 565,280,526 (9.97% of the class)
- Saudi Telecom Company: type of reporting person: corporation (CO); citizenship or place of organization: Saudi Arabia (T0); source of funds: working capital (WC); sole voting power 565,280,526; shared voting power 0; sole dispositive power 565,280,526; shared dispositive power 0; aggregate amount beneficially owned 565,280,526 (9.97% of the class)
  Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13D (as amended to date, the "Schedule 13D") filed on January 23, 2025 by Green Bridge Investment SCS ("Luxco") and Saudi Telecom Company ("STC") in connection with the ordinary shares of Telefonica, S.A. (the "Issuer"). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.
  
  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value 1.00 euro per share
Name of issuer: Telefonica, S.A.

## Item 4. Purpose of Transaction
Purpose of transaction: The third paragraph of Item 4 is hereby amended and restated in its entirety as follows: On February 26, 2025, Olayan Alwetaid, the Group Chief Executive Officer of STC was appointed as a director of the Issuer's board of directors.

## Signatures
- Green Bridge Investment Company SCS: /s/ Abdulrahman Alothman, Abdulrahman Alothman/Director (03/03/2025)
- Saudi Telecom Company: /s/ Olayan Alwetaid, Olayan Alwetaid/GCEO (03/03/2025)